Mail Stop 3010

January 29, 2010

VIA USMAIL and FAX (360) 695 - 5402

Mr. Brian Klemsz
Chief Executive Officer
WestMountain Asset Management, Inc.
123 North College Avenue, Suite 200
Fort Collins, Colorado 80524

> **Re: WestMountain Asset Management, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the periods ended March 31, 2009, June 30, 2009, and**
> **September 30, 2009**
> **File No. 000-53030**

Dear Mr. Klemsz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant